JSAT

05011939

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CID-B-05-039

October 12, 2005

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, please find enclosed a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Technical Difficulties with Satellite Links to Communications Satellite JCSAT-1B (Final Report) Recovery of JCSAT-1B and Impact on JSAT's Financial Position and Operating Results

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

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News Release

October 6, 2005

JSAT Corporation

Technical Difficulties with Satellite Links to Communications Satellite JCSAT-1B (Final Report)

Recovery of JCSAT-1B and Impact on JSAT's Financial Position and Operating Results

The technical difficulties with satellite communications links to the JCSAT-1B, which began on July 22, 2005 at 15:32 JST, was resolved by replacing the satellite with the JCSAT-R, our in-orbit back-up satellite. Services are now restored. Following is a most recent report on the status of JCAST-1B and subsequent impact on JSAT's financial position and operating results.

1. Recovery of JCSAT-1B

After the incident, JSAT made every endeavor to investigation of the cause and recovery of the satellite in cooperation with Boeing Satellite Systems, Inc., the satellite's manufacturer. The investigation has so far revealed that an anomaly in propulsion sub-system of the satellite created an attitude anomaly, resulted in break-down of satellite communication links. Further recovery activities, combined with analysis and tests of satellite functions in collaboration with Boeing, confirmed that the satellite is now restored. Meanwhile, JSAT would like to express our sincere regret to the customers who have suffered substantial trouble and inconvenience by this unfortunate mishap. We are currently making preparations for the customers onboard JCSAT-1B to switch to services offered by other satellites operated in other orbital slots. JSAT are also ready to provide services to customers who strongly wish to continue using the JCSAT-1B with certain special conditions.

2. Impact on JSAT's Financial Position and Operating Results

Although the satellite has been recovered, for the above reasons, JSAT will incur a total of about ¥18.5 billion in losses for the fiscal 2005(Year ended March31, 2006). This includes extraordinary losses around ¥14.0 billion, due to the application of impairment accounting for JCSAT-1B (approximately ¥8.7 billion), costs related to re-pointing of customer's antenna to other satellites (approximately ¥3.2 billion), the shortened depreciation period of JCSAT-R, an in-orbit back-up satellite (approximately ¥1.7 billion), and other cost, and increased operating costs of around ¥4.5 billion associate with the employment of a new method to estimate the useful lives for all satellites as part of risk management efforts, and other costs.

As a result, the projections for fiscal 2005 were revised as described on the following page.

Fiscal 2005 Consolidated Projections for Operating Results (April 1, 2005 to March 31, 2006)

(¥ Million)

	Revenues	Operating Income and Loss	Ordinary Profit and Loss	Net Income and Loss[1,2]	Operating Cash Flow
Current Interim Projection	21,900	(1,000)	(1,500)	(10,000)	-
Previous Interim Projection	21,900	3,500	2,900	1,500	-
Current Full-year Projection	42,500	500	(500)	(9,500)	16,000
Previous Full-year Projection	42,200	4,400	3,700	2,100	17,600

*These financial projections are based on Japanese GAAP.

[1] These financial projections are calculated based on deferred tax accounting.

[2]Compensation for damages covered by insurance is currently under negotiation and is therefore not included in the above projections.

Fiscal 2005 Non-Consolidated Projections for Operating Results (April 1, 2005 to March 31, 2006)

(¥ Million)

	Revenues	Operating Income and Loss	Ordinary Profit and Loss	Net Income and Loss[1,2]
Current Interim Projection	20,200	(500)	(600)	(9,100)
Previous Interim Projection	20,100	4,200	3,900	2,300
Current Full-year Projection	39,000	1,800	1,500	(7,500)
Previous Full-year Projection	38,300	6,000	5,800	3,700

*These financial projections are based on Japanese GAAP.

[1] These financial projections are calculated based on deferred tax accounting.

[2]Compensation for damages covered by insurance is currently under negotiation and is therefore not included in the above projections.